06019126

OJSC NOVOLIPETSK STEEL

RECEIVED

2006 DEC 12 A 10: 30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington DC 20549

23 October 2006

SUPPL

Re: OJSC Novolipetsk Steel (File No. 82-35021)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Novolipetsk Steel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the Russian Federation, including pursuant to the requirements of the Federal Service for Financial Markets; (ii) filed or become required to file with the United Kingdom Listing Authorities, the London Stock Exchange or the Russian Trading System stock exchange on which its securities are traded and which is made public thereby; or (iii) has distributed or become required to distribute to its security holders:

1. 13-Oct-06, Statement of data that may have a significant impact on the Joint-Stock Company's security price

2. 18-Oct-06, Duferco joint venture

If you should have any questions or comments, please call the undersigned at +7 (495) 411 7355.

PROCESSED

DEC 15 2006

THOMSON FINANCIAL

Very truly yours,

Anton Bazulev

Director, Investor and Government Relations

Enclosures, 2 pages.

Regulatory Announcement

Go to market news section

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Duferco joint venture
Released	07:00 18-Oct-06
Number	6306K

OJSC NOVOLIPETSK STEEL
Press Release

Liptetsk, Russian Federation, October 18, 2006 -- OJSC Novolipetsk Steel announced today that it is in discussions with Duferco Participations Holding Limited ("Duferco") to create a joint venture that would acquire certain steel production facilities currently owned by Duferco in Europe and the United States. The main companies expected to be acquired by the joint venture include Duferco Farrell Corporation (USA), Carsid SA (Belgium), Duferco Clabecq SA (Belgium), Duferco La Louviere SA (Belgium), Duferco Coating SAS (France), Sorral SA (France), Acciaierie Grigoli S.p.a. (Italy) and Duferco Transformation Europe (France).

The transaction, which is subject to the negotiation and execution of a definitive agreement and competition and other approvals, is expected to be completed by the end of the year.

No further announcement is expected to be made until the execution of a definitive agreement for the transaction.

Contact:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

END

Close

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes: **www.nlmk.ru/rus/index/quarterindex.php3**

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of interest in the authorized (share) capital (unit fund) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization, in whose authorized capital the share of the joint-stock company (common shares owned by the joint-stock company) has changed: ***Open Joint-Stock Company "Lipetsk Generating Company" (In accordance with resolution of the general shareholders' meeting of Open Joint-Stock Company "Lipetsk Generating Company" of April 08, 2006, the Company has underwent restructuring in the form of affiliation to the Open Joint-Stock Company "Territorial Generating Company No.4"("TGK-4")).***

2.2. Location of the commercial organization, in whose authorized capital the share of the joint-stock company (common shares owned by the joint-stock company) has changed: ***8A, ul. Moscovskaya, 398600, Lipetsk, Russia***

2.3. Interest of the joint-stock company in the authorized capital of the a/m organization before the change: ***14.11%***

2.4. Percent of common shares of the subject company owned by the joint-stock company before the change: ***14.11%***

2.5. Interest of the joint-stock company in the authorized capital of the a/m organization after the change: ***0%***

2.6. Percent of common shares of the subject company owned by the joint-stock company before the change: ***0%***

2.7. Date of changing the joint-stock company's shareholding in the authorized capital of the a/m organization: ***15.09.2006 (OJSC NLMK received a copy of the Certificate of Entry on the cessation of legal entity operations by restructuring in the form of affiliation in the Uniform State Register of Legal Entities on 13.10.2006)***

Note:
Interest of OJSC "Novolipetsk Steel" in the share capital of OJSC "TGK-4" will be determined after registration of the OJSC "TGK-4" securities issue report.

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK" by virtue of Proxy No.8 dd.10.01.2006*** ________________ ***V.A. Loskutov***

(signature)

3.2. ***Date October "13" 2006*** Stamp

OJSC NOVOLIPETSK STEEL

RECEIVED

2006 DEC 12 A 10: 29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington DC 20549

27 November 2006

SUPPL

Re: OJSC Novolipetsk Steel (File No. 82-35021)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Novolipetsk Steel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the Russian Federation, including pursuant to the requirements of the Federal Service for Financial Markets; (ii) filed or become required to file with the United Kingdom Listing Authorities, the London Stock Exchange or the Russian Trading System stock exchange on which its securities are traded and which is made public thereby; or (iii) has distributed or become required to distribute to its security holders:

1. 31-Oct-06, Third Quarter RAS Results
2. 21-Nov-06, Death of a Director
3. 27-Nov-06, Dyferco Joint Venture

If you should have any questions or comments, please call the undersigned at +7 (495) 411 7355.

Very truly yours,

Anton Bazulev

Director, Investor and Government Relations

Enclosures

Regulatory Announcement

Go to market news section

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	3rd Quarter RAS Results
Released	12:05 01-Nov-06
Number	3711L

Novolipetsk Steel (NLMK)
31 October 2006

Novolipetsk Steel (NLMK)

OJSC Novolipetsk Steel (NLMK) (LSE: NLMK) has today published on its website Q3 2006 Russian Accounting Standards (RAS) financial results for its major Russian subsidiaries in accordance with Russian regulatory requirements. The RAS accounting results of NLMK Group's major Russian subsidiaries are not indicative of the financial condition or results of these entities under US GAAP.

For further information:

NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END
END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2006 DEC 12 A 10:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Death of a Director
Released	12:53 21-Nov-06
Number	4412M

Novolipetsk Steel (NLMK)
21 November 2006

Dr. Nikolai Lyakishev

It is with great sadness that the Board of NLMK has learned of the death of Dr. Nikolai Lyakishev, who passed away this weekend. Dr. Lyakishev has served as a member of the Board of Directors of NLMK since May 2005, and has made an enormous contribution to the company. He will be very sadly missed.

Our thoughts are with Dr. Lyakishev's family at this difficult time.

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

Close

RECEIVED

2006 DEC 12 A 10:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Re Joint Venture
Released	07:01 27-Nov-06
Number	7279M

NLMK and Duferco to create a joint venture acquiring steel production facilities in Europe and USA

November 27, 2006 – Novolipetsk Steel (LSE: NLMK) ("NLMK") and Duferco Group ("Duferco") have reached a definitive agreement to create a joint venture company to acquire certain steel production and distribution facilities currently owned by Duferco in Europe and the United States.

The principal terms of the transaction are:

- NLMK and Duferco will form a joint venture through Steel Invest & Finance S.A. (Luxembourg), a limited liability company (*société anonyme*) established under the laws of Luxembourg in which they both will hold a 50% interest. NLMK will acquire its 50% interest for approximately USD 805 million, subject to a purchase price adjustment based on the results of the audited financial statements of the joint venture group for the fiscal year ended 30 September, 2006. NLMK will finance the transaction out of existing cash funds.

- The joint venture will hold 100% or (in cases where there is an existing minority party) majority interests in 22 companies currently owned by Duferco. This includes one steel making plant and five steel rolling facilities with total finished steel output of 4.5 million tonnes in 2006 as well as a network of steel service centres.

- The joint venture companies will be managed by Duferco, subject to a shareholders agreement between the parties. Duferco management will remain responsible for operational, financial and technical issues as well as relations with employees, trade unions and local communities.

- The parties have agreed to embark on an ambitious technical upgrade and expansion programme for the joint venture companies providing for total investments of approximately EUR 375 million. The programme which will be overseen by Duferco management will draw on the financial support and expertise of NLMK and is intended to boost production while increasing supply of semi-finished steel products from NLMK.

- The transaction agreements provide for put option arrangements for each party in the event of future major corporate events, including future disagreements.

- The parties received clearance for the transaction from the European Commission on 20 November, 2006. The Hart-Scott-Rodino[1] waiting period expired on 6 November, 2006 completing the process of obtaining US antitrust clearances for the transaction.

The strategies of NLMK and Duferco are complimentary. According to the recently announced Sustainable Growth Strategy 2007-2011, NLMK aims to expand its upstream platform, to increase production of low cost, high quality slabs and to convert them into value-added finished steel products in its core markets by acquiring re-rolling facilities. The increase in slab production by NLMK is envisaged at 3.4 million tonnes while Duferco plans to increase the production of high value-added and specialty steel grades. However, Duferco lacks semi-finished steel products

capacity and has excess rolling capacity. This makes both companies natural partners in this joint venture.

The growing supply of high quality slabs from NLMK to the joint venture rolling facilities is expected to create substantial synergies. With the planned volume of slab supply increasing from 0.5 million tonnes in 2006 to 3.6 million tonnes by 2012, the total cumulative synergy effect including industrial, commercial, and R&D synergies is estimated at around USD 330 million. The creation of this joint venture perfectly fits the strategies of both NLMK and Duferco and provides for substantial industrial benefits, increased sustainability of earnings, stronger market positions and technological advancements.

Commenting on the agreement reached between NLMK and Duferco Vladimir Lisin, Chairman of the NLMK Board of Directors, said, "This transaction is another step of NLMK's strategy of developing high value-added product portfolio while enhancing its presence in the international markets. The creation of the joint venture will allow maximum utilization of NLMK's core competitive advantage in low cost steel production and will ensure sustainable growth of the company's earnings. Continued Duferco management will ensure smooth implementation of the joint venture business plan and quick ramp-up of synergies. We are confident that NLMK and Duferco will develop a value-creating partnership bringing strong benefits to all their shareholders."

Bruno Bolfo, Chairman of the Duferco Board of Directors, said, "We welcome the creation of a joint venture with NLMK, a lowest cost Russian-based steel producer, representing an opportunity to increase capacity and production of high value-added steel products by the joint venture companies. The Duferco-NLMK partnership is an excellent example of the global steel industry consolidation. The joint venture transforms successful long-term business cooperation into a solid partnership with high growth potential. The joint venture companies and their employees will fully benefit from a tie-up with one of the most efficient steel producers in the world."

The parties expect to complete the transaction by the end of this year.

The transaction presentation is available on NLMK's website, www.nlmksteel.com.

Novolipetsk Steel	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113
Duferco	
Antonio Gozzi, Director	+39 030 21691

About the joint venture companies

The joint venture will include a number of companies within the steel production group currently owned by Duferco:

Carsid S.A. (Marcinelle, Belgium), a semi-finished steel producer with annual slab production capacity of 2.1 million tonnes. Slab production in the year ended 30 September, 2006 was 1.85 million tones.

Duferco La Louvière S.A. (La Louvière, Belgium), a rolled steel producer, with annual hot-rolling capacity of 2.0 million tonnes, cold-rolling capacity of 1.6 million tonnes, and wire rod capacity of 0.36 million tonnes. Finished steel production in the year ended 30

September, 2006 was 2.1 million tonnes.

Duferco Clabecq S.A. (Ittre, Belgium), a thick plates producer, with annual rolling capacity of 0.8 million tonnes. Plate production in the year ended 30 September, 2006 was 0.6 million tonnes.

Duferco Coating S.A.S. (Strasbourg and Beautor, France), a coated steel producer comprising two production units: *Sorral* (with annual hot dip galvanized steel capacity of 0.32 million tonnes and pre-painted steel capacity of 0.12 million tonnes) and *Beautor* (with annual cold-rolling capacity of 0.35 million tonnes and electrogalvanized steel capacity of 0.33 million tonnes). Production in the year ended September 30, 2006 was 0.27 million and 0.24 million tonnes in Sorral and Beautor respectively.

Duferco Farrell Corp. (Farrell, Pennsylvania, USA), a flat rolled steel producer with annual hot-rolling capacity of 1.8 million tonnes and cold-rolling capacity of 0.8 million tonnes. Finished steel production the year ended 30 September, 2006 was 1.6 million tonnes.

Acciaierie Grigoli S.p.a. (Verona, Italy), a heavy plates and forging ingots producer in Italy with annual heavy plates production capacity of 0.6 million tonnes. Finished steel production in the year ended 30 September, 2006 was 0.15 million tonnes.

The companies within the distribution group include 9 service centres engaged in the distribution of products manufactured by Duferco companies and third parties. The service centres are located in France, Belgium and the Czech Republic. Total product flow inside the service companies in the year ended 30 September, 2006 was approximately 1.0 million tonnes, of which 85% was attributed to Duferco group products and 15% to third parties products.

In the year ended 30 September, 2006 the joint venture companies produced 4.5 million tonnes of finished steel products including 2.05 million tonnes of hot-rolled coils, 0.7 million tonnes of plate, 0.77 million tonnes of cold-rolled coils, 0.4 million tonnes of galvanized steel, 0.1 million tonnes of pre-painted steel and 0.47 million tonnes of long products.[2]

Combined pro-forma revenues for the year ended 30 September, 2005 for the joint venture companies were approximately USD 2.6 billion and combined pro-forma normalized EBITDA for the year ended 30 September, 2005 was approximately USD 346 million. The combined pro-forma revenues and combined pro-forma normalized EBITDA were calculated on the basis of unaudited pro-forma financial statements of the joint venture companies prepared by Duferco management. These financial statements were prepared on the basis of accounting principles, which may differ from U.S. GAAP or IFRS.[3]

About Novolipetsk Steel

Novolipetsk Steel (NLMK) is one of the world's leading steel companies and one of the three largest flat steel producers in Russia, producing 9 million tonnes of crude steel annually. NLMK's production facilities are among the most technologically advanced in Russia, producing flat steel products in a variety of grades and sizes. NLMK is one of the world's most profitable steel companies with EBITDA margin over 40%.

The traditional strengths of the Company are: vertical integration into raw materials, world class assets with a competitive cost production, proximity to mature and developing markets where the company has strong positions, sound financial performance, professional and experienced management team.

For further information visit www.nlmksteel.com

About Duferco

Duferco is an international steel production, processing and trading group with headquarters in Lugano, Switzerland. Duferco had revenues in excess of USD 7 billion in 2005, and is one of the world's largest companies engaged in the worldwide production, distribution and trade of all types of steel products, including raw materials used in steel making processes. Duferco has trading and production activities in more then 40 countries. It operates steel making and processing plants in Western and Eastern Europe, USA, South Africa and Central America.

For further information visit www.duferco.com

This announcement may include forward-looking statements. These forward-looking statements include matters that are not historical facts or statements regarding NLMK's intentions, beliefs or current expectations concerning, among other things, expected synergies from the transaction, NLMK's results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which NLMK operates. By their nature, forwarding-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and the expected synergies, and NLMK's actual results of operations, financial condition and liquidity and the development of the industry in which NLMK operates, may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if the synergies or NLMK's results of operations, financial condition and liquidity and the development of the industry in which NLMK operates are consistent with the forward-looking statements contained in this announcement, those synergies, results or developments may not be indicative of synergies, results or developments in future periods. NLMK does not undertake any obligation to update any forward-looking statements to reflect events that occur or circumstances that arise after the date of this announcement.

Notes:

[1] *Hart-Scott-Rodino Antitrust Improvements Act of 1976.*

[2] *Ingots, billets, wire rod.*

[3] *The unaudited financial information of the joint venture companies contained in this announcement was derived from financial statements that were prepared on the basis of accounting principles, which may differ from U.S. GAAP or IFRS and, accordingly, may not represent the financial condition or results of operations had the financial statements been prepared on the basis of U.S. GAAP or IFRS. Such financial information does not reflect certain adjustments that may be required in order to present the financing statements of the joint venture companies on a consolidated basis. EBITDA is a non-GAAP measure and should not be used as a substitute for an analysis of the financial results of the joint venture companies under U.S. GAAP or IFRS. For these and other reasons, the financial information presented herein may not be indicative of the financial results of the joint venture companies following the entry into the joint venture described in this announcement and investors are cautioned not to place undue reliance on such financial information.*

END

Close